24002753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49253

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UNITED CAPITAL MARKETS INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2665 S BAYSHORE DR. PH 1
(No. and Street)

MIAMI (City) FL (State) 33133 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL NELSON (Name) (305) 365-0527 (Area Code – Telephone Number) MNELSON@UNITEDCAPITAL.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HANCOCK, ASKEW & CO., LLP
(Name – if individual, state last, first, and middle name)

350 SOUTH DIXIE HIGHWAY, PH 1 (Address) MIAMI (City) FL (State) 33156 (Zip Code)

10/20/03 (Date of Registration with PCAOB)(if applicable) 794 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

PUBLIC

OATH OR AFFIRMATION

I, DENNIS JOHN DEVANEY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of UNITED CAPITAL MARKETS INC., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHAEL DOUGLAS NELSON
Notary Public - State of Florida
Commission # HH 363102
My Comm. Expires May 4, 2027
Bonded through National Notary Assn.

Notary Public

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UNITED CAPITAL MARKETS, INC.

Financial Statements
and
Report of Independent Registered Public Accounting Firm
Year Ended December 31, 2023

United Capital Markets, Inc.

Contents

Report of Independent Registered Public Accounting Firm

The Stockholder
United Capital Markets, Inc.
2665 S Bayshore Dr. PH1
Miami, FL 33133

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of United Capital Markets, Inc. as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of United Capital Markets, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of United Capital Markets, Inc.'s management. Our responsibility is to express an opinion on United Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to United Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of United Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of United Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hancock Askew & Co., LLP

We have served as the Company's auditor since 2016.
Miami, Florida
February 29, 2024

United Capital Markets, Inc.

Statement of Financial Condition

December 31,		**2023**
ASSETS		
Securities owned, at fair value	$	6,927,505
Cash and cash equivalents		540,025
Deposits with clearing organization		500,000
Due from clearing organization		269,206
Prepaid expenses and other assets		227,044
Property and equipment, (net of accumulated depreciation of $174,722)		113,669
Total assets	$	8,577,449
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Due to clearing organization	$	132,181
Accounts payable and accrued expenses		305,982
Total liabilities		438,163
Stockholder's equity		
Common stock, no par value 2,000 shares authorized, 100 shares issued and outstanding		6,000
Additional paid-in capital		97,109,062
Accumulated deficit		(88,975,776)
Total stockholder's equity		8,139,286
Total liabilities and stockholder's equity	$	8,577,449

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Organization

United Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets equity securities, fixed income securities, including private label asset-backed and government agency securities, to other broker-dealers and financial institutions through its office located in Florida.

The Company clears its securities transactions on a fully disclosed basis through Axos Clearing, LLC (the "clearing organization").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all financial instruments having an original maturity date of ninety days or less to be cash equivalents.

Securities Transactions

Proprietary and customer securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are stated at fair value with related realized and unrealized gains or losses reflected in principal transactions in the statement of operations. Fair value is generally based on published market prices or other relevant factors including independent price quotations and the Company's valuation models using methodologies such as the present value of known or estimated cash flows. Profit and loss arising from all investment transactions entered into for the account and risk of the Company as well as related commission expenses are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market, and securities not readily marketable are valued at fair value as determined by management.

1. Summary of Significant Accounting Policies (cont.)

Revenue Recognition

The Company recognizes revenue under ASC Topic 606 Revenue from Contracts with Customers ("ASC Topic 606"), as amended. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company may charge a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company's trading revenue is comprised of gains and losses resulting from the sale of investment securities. These gains and losses are recorded on a trade date basis. Accordingly, all related performance obligations related to the sale transaction are considered completed at trade date.

Interest income is recorded on an accrual basis. Margin Interest is recognized in accordance with our customer agreements.

Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions. The Company's expectation is that the credit risk associated with its financial assets are not significant accordingly, the Company has not provided an allowance for credit losses as of December 31, 2023.

1. Summary of Significant Accounting Policies (cont.)

Property and Equipment

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method over the useful lives of the assets which range from three to five years.

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts.

At December 31, 2023, the Company's balances exceeded federally insured limits by approximately $290,025.

Interest Income

Interest income is earned from the underlying securities owned, the deposits with the clearing organization, and collateralized financing transactions and are accounted for on an accrual basis.

Interest Expense

Interest expense is incurred on the Company's financing of its proprietary inventory. Such interest expense is accounted for on an accrual basis.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (the "GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

1. Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be a Qualified Subchapter S Subsidiary ("QSSS"). As a QSSS, the Company's income or loss is included in its Parent's tax return. The Parent is a Subchapter S corporation which is 100% owned by an individual, who is taxed on all of the Company's taxable income, if any. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Parent's federal tax status as a pass-through entity is based on its legal status as an S Corporation. The Company's Parent is not subject to state and local income taxes. As of December 31, 2023, the Company's Parent's federal tax return generally remains open for the last three years.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2023 was $86,610 and is included in administrative expense on the statement of operations.

Subsequent Events

Management has evaluated subsequent events through February 29, 2023, the date which the financial statements were available for issue.

Leases

The Company accounts for leases under ASC 842, Leases. The Company has elected to apply the short-term lease exception to all leases with an initial term of 12 months or less. Short-term leases are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the term of the lease. The Company does not have any leases that are not considered short-term.

Compensated Absences

Compensated absences for sick pay and personal time have not been accrued since they cannot be reasonably estimated. The Company's policy is to recognize these costs when actually paid.

2. Fair Value

Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures defines fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Following is a description of the valuation techniques applied to the Company's securities measured at fair value on a recurring basis.

The Company reviews the significance and observability of inputs in valuation methodologies to determine the appropriate fair value hierarchy level for each of our securities. Based on the results of this review and investment class analysis, each instrument is categorized as Level 1, 2 or 3 based on the lowest level significant input to its valuation. Considerable judgment is often required in interpreting the market data used to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

The following table presents the investments carried on the Statement of Financial Condition by level within the hierarchy as of December 31, 2023.

Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Debt Securities	$6,927,505	$ -	$ -	$6,927,505

2. Fair Value (cont.)

The valuation of Level 3 securities involves the use of significant unobservable inputs and generally requires a higher degree of management judgment or estimation than the valuations of Level 1 and Level 2 securities. Although Level 3 inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such instruments and are considered appropriate given the circumstances. The use of different inputs or methodologies could have a material effect on the estimated fair value of Level 3 securities and could materially affect net income. Transfers between levels are recognized at the end of the reporting period.

The following is a reconciliation of the beginning and ending balances for securities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2023.

		Debt securities
Beginning balance	$	1,858,850
Total losses (realized/unrealized)		
Included in earnings (or changes in net assets)		(866,575)
Transfers into Level 3		11,215,530
Purchases		80,107,231
Sales		(85,387,531)
Ending balance	$	6,927,505

Realized gains and losses and change in unrealized gains and losses included in earnings for the period ended December 31, 2023, are reported within revenues from principal transactions as follows:

Total gains or (losses) included in earnings for the period ended December 31, 2023	$	(866,575)
Change in unrealized gains or (losses) relating to assets still held at December 31, 2023	$	1,532,394

The significant unobservable inputs used in the fair value measurement of the reporting entity's commercial mortgage-backed securities are past and future loss rates, levels of current loan delinquencies, severity in the event of default and current credit ratings. An increase (decrease) to the significant observable input used would generally result in a higher (lower) fair value.

2. Fair Value (cont.)

The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the securities measured at fair value using significant unobservable inputs (Level 3) at December 31, 2023:

Description	Valuation Technique	Significant Unobservable Inputs	Range	Weighted Average
Debt Securities	Market Pricing	Offered Quotes	4.68 – 72.75	69.17

For debt securities the weighted average represents the arithmetic average of the inputs and is not weighted by the notional amount.

3. Due to / Due From Clearing Organization

Included in the due to/due from the clearing organization are amounts due from or payable to the clearing organization utilized by the Company. The Company's principal source of short-term financing is provided by the clearing organization from which it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements. The amounts due from or payable to the clearing organization are payable on demand. As of December 31, 2023 the amounts receivable from the clearing organization were greater than the amounts due to it. Amounts receivable from the clearing organization at December 31, 2023 was $269,206. Amounts due to the clearing organization at December 31, 2023 was $132,181. Amounts receivable from clearing organizations primarily consist of principal transactions from the sales of securities. These receivables generally have minimal credit risk due to the low probability of clearing organization default and the short-term nature of receivables related to principal securities transactions. No allowances were taken as of year end. The company continuously monitors the credit worthiness of the clearing organization.

4. Deposits with Clearing Organization

Amounts represent the Company's required cash collateral deposits with the Company's clearing organization. At December 31, 2023, the Company's deposits with a clearing organization were $500,000.

5. Property and Equipment

Property and equipment consists of the following at December 31, 2023:

Equipment	$	**282,748**
Property		**5,643**
Less accumulated depreciation		**(174,722)**
	$	**113,669**

Depreciation expense for the year ended December 31, 2023 was $41,991.

6. Transactions with Customers

For transactions where the Company's clearing organization extends credit to customers, the clearing organization seeks to control the risks associated with these activities by contractually requiring customers to maintain margin collateral in compliance with various regulatory and clearing organization guidelines.

The Company applies the provisions of the Accounting Standard Codification ("ASC") 460 Guarantees, Including Indirect Guarantees of Indebtedness of Others. ASC 460 provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2023, there were no customer balances maintained at its clearing organization and subject to such indemnification. During 2023, the Company incurred no losses under the terms of this indemnification. In accordance with the margin agreement between the clearing organization and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

7. Commitments

The Company pays rent for office space under an operating lease from an affiliate. Refer to note 10 for additional information on related party transactions.

Rent expense on the lease arrangements related to occupancy was approximately $504,000 for the year ended December 31, 2023 and is included within occupancy expense in the accompanying statement of operations.

8. Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition or operating results of the Company.

9. Principal Transactions

The Company's principal transactions by reporting categories, for the year ended December 31, 2023, included the following:

Asset backed securities	**$**	**2,482,977**
Total principal transactions	**$**	**2,482,977**

10. Related Party Transactions

The Company paid a total of $1,000,000 to affiliates related to the chartering of a vessel for purposes of hosting client events. The Company also paid the Parent a total of $120,000 for consulting services. Such amounts are included in the statement of operations within travel and entertainment expense and professional fees.

The Company entered into trades of securities with affiliates during 2023 for a total net sell amount of $21,816,625. The net gain resulting from these trades totaled $2,227,985 and is included in the statement of operations within revenues from principal transactions.

The Company is owed $4,319 from its related parties and is included within prepaid expenses and other assets.

In June 2023, the Company entered into a one year lease with a related party for office space. The Company paid $504,000 to the related party for the year ended December 31, 2023 which is included in occupancy on the statement of operations.

11. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2023, the Company had regulatory net capital of $5,855,016, an excess of $5,755,016 over the required minimum net capital of $100,000. At December 31, 2023, the Company's percentage of aggregate indebtedness to net capital was 7.48%

A deposit in the amount of $500,000 is held with the clearing organization and is considered an allowable asset in the computation of net capital.

Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.